Silver Horn Mining Ltd.
3266 W. Galveston Drive
Apache Junction, Arizona 85120

Via E-mail
Lynn Dicker
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Silver Horn Mining Ltd.
Form 10-K for the year ended December 31, 2010
Filed March 30, 2011
Form 10-Q for the quarter ended March 31, 2011
Filed May 20, 2011
File No. 0-25097

Dear Ms. Dicker:

We are in receipt of your comment letter dated August 11, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Form 10-K for the year ended December 31, 2010

Consolidated Statement of Cash Flows, page F-6

1. We note that your statement of cash flows starts with “loss from continuing operations”, rather than “net loss.” Please explain to us how this presentation is consistent with paragraph 230-10- 45-28 of the FASB ASC. Revise future filings as necessary.

RESPONSE: The Company acknowledges staff’s comment regarding statement of cash flows. In the future, we will start the statement of cash flows with net loss instead of loss from continuing operations.

Note 6 – Stockholders’ Deficit, page F-17

2. We note that you have 3,000,000 shares of Series A Preferred Stock outstanding. Please explain to us why these shares are properly classified as permanent equity. Explain to us the significant terms and conditions of these shares, including, conversion rates, dividend rates, liquidation preferences, etc. Revise your footnote disclosures accordingly.

RESPONSE: The Company acknowledges staff’s comment regarding the 3,000,000 shares of Series A Preferred Stock outstanding. The Series A preferred stock has been classified as permanent equity as there was no redemption provision at the option of the holder that is not within our control on or after an agreed upon date. Each share of Series A Preferred Stock is convertible into one share each of our common stock, subject to equitable adjustments after such events as stock dividends, stock splits or fundamental corporate transactions. The holders of our Series A Preferred Stock are entitled to 250 votes for each share of Series A Preferred Stock owned at the record date for the determination of shareholders entitled to vote, or, if no record date is established, at the date such vote is taken or any written consent of shareholders is solicited.  In the event of a  liquidation, dissolution or winding up of our business, the holder of the Series A Preferred Stock would have preferential payment and distribution rights over any other class or series of capital stock that provide for Series A Preferred Stock’s preferential payment and over our common stock.

In the future, we will disclose the significant terms and conditions of the Series A Preferred Stock in our future filings.

Note 9 – Income Taxes, page F-20

3. We note that as December 31, 2010 you had recorded $3.8 million of permanent tax differences.
Please explain to us the significant components of this balance. Revise your future filings to disclose the nature of your permanent differences.

RESPONSE: The Company acknowledges staff’s comment regarding the permanent tax difference of approximately $3.8 million. The significant components of this balance include derivative liability expense of approximately $1,108,000, change in fair value of derivative liabilities of approximately $847,000, impairment of goodwill of approximately $355,000, amortization of debt discount of approximately $133,000, stock based compensation and consulting of approximately $1,245,000 and other permanent differences of approximately $124,000.

In the future, we will disclose the significant components of the permanent tax differences in our future filings.

Form 10-Q for the quarter ended March 31, 2011

Note 7 – Subsequent Events, page 13

4. We note that effective April 25, 2011, you changed your name to “Silver Horn Mining Ltd.” And on April 26, 2011 you purchased certain mining claims from Can-Am Gold Corp. Please explain to us how you plan to account for your transactions with Can-Am Gold Corp.

RESPONSE: The Company acknowledges staff’s comment regarding the transactions with Can-Am Gold Corp. On April 26, 2011, the Company purchased a quitclaim deed for the 76 Property from Can-Am Gold Corp. that conveyed to it all of Can-Am Gold Corp.’s rights, title and interest in 36 unpatented lode mining claims located in Yavapai County, Arizona.  The Company paid ten dollars ($10.00) as consideration for the quitclaim deed.  Daniel Bleak, the Company’s current Chief Executive Officer, Chairman and Chief Financial Officer, is the president and sole director of Can-Am Gold Corp. On May 2, 2011, the Board of Directors appointed Mr. Bleak as Chairman and Chief Executive Officer of the Company. On May 2, 2011 the Company issued to Mr. Bleak 10 million shares of the Company’s common stock and a five year option to purchase 30 million shares of Common Stock.   The option may be exercised for cash or shares of Common Stock at an exercise price of $0.05 per share as defined in the option agreement.  The options vest and become exercisable in equal installments of the first three anniversaries of the effective date, provided Mr. Bleak continues to serve the Company as a director on such dates.  The option was issued in connection with the appointment of Mr. Bleak as the Chairman and Chief Executive of the Company and the transfer and conveyance of certain silver mining claims owned by Can-Am Gold Corp.

The Company valued these common shares at the fair market value on the date of grant at $0.05 per share (based on the recent selling price of the Company’s common stock in May 2011) or $500,000. Accordingly, the Company recorded mineral cost of $500,000 in connection with the transfer and conveyance of certain silver mining claims to the Company.

The 30 million options were valued on the grant date at $0.05 per option or a total of $1,494,596 using a Black-Scholes option pricing model with the following assumptions: stock price of $0.05 per share (based on the recent selling price of the Company’s common stock), volatility of 259%, expected term of 5 years, and a risk free interest rate of 1.96% and will be recognized as stock based compensation over the vesting period.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Daniel Bleak
Daniel Bleak
Chief Executive Officer